Peter J. Ekberg
pekberg@faegre.com
612.766.8505
August 28, 2007
BY EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549
Attention: Michael Moran, Accounting Branch Chief

Re:	ValueVision Media, Inc.
Form 10-K for the fiscal year ended February 3, 2007
Filed April 17, 2007
File No. 000-20243
Dear Mr. Moran:
     On behalf of ValueVision Media, Inc., a Minnesota corporation (the “Company”), we hereby respond to the Staff’s comment letter dated August 16, 2007. The comments from your letter have been reproduced here in italics and the Company’s responses are detailed under those comments.
Item 6 — Selected Financial Date, page 22
1.	We note your response to comment 2 in our letter dated July 24, 2007. EBITDA is defined as earnings (net income as presented in the statement of operations under GAAP), before interest, taxes, depreciation and amortization. Refer to Release No. 33-8176, Conditions for Use of Non-GAAP Financial Measures and Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. As previously requested in our letter of August 7, 2004, if you choose to calculate EBITDA differently and present a non-GAAP measure that also includes adjustments to earnings for nonrecurring and unusual items and/or recurring non-cash stock option expense, then revise the description of the non-GAAP measure to, for example, “EBITDA, as adjusted.”

Securities and Exchange Commission
Division of Corporation Finance
File No. 000-20243
August 28, 2007

Response:	The comment has been noted and in future filings the Company will revise its description of the non-GAAP measure to “EBITDA, as adjusted,” “Adjusted EBITDA” or another similarly descriptive term.
Item 7. Management’s Discussion and Analysis
2.	Please note the audited financial statements for RLM as of March 31, 2007 should be filed as an amendment to the Form 10-K and included under Item 15. These financial statements were due 90 days from the subsidiary’s year end pursuant to Rule 3-09 of Regulation S-X. We may have further comment after we review the RLM financial statements when filed.

Response:	The comment regarding the filing of the audited RLM financials as an amendment to the Company’s Form 10-K under Item 15 has been noted. Please note that the Company reconfirms its intention to file the RLM audited financial statements as soon as practical after receiving them from RLM.
     We trust that this letter responds adequately to the Staff’s concerns. If you have any further comments or questions, please don’t hesitate to contact Nathan E. Fagre, the Senior Vice President and General Counsel of the Company, at (952) 943-6117 or me at (612) 766-8505 or toll free at (800) 328-4393. Thank you for your time and consideration.

Sincerely,
/s/ Peter J. Ekberg

Peter J. Ekberg

cc:	Nathan E. Fagre, Sr. Vice President and General Counsel, ValueVision Media, Inc.
Frank Elsenbast, Sr. Vice President and Chief Financial Officer, ValueVision Media, Inc.